
EVERGREEN
FORESTS
LIMITED

82-4114


03024498

1 July 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Evergreen Forests Limited [82 - 4114]

Dear Sir

Please find enclosed a copy of the following documents.

- Half Year Report
- Other Notices send to the New Zealand Stock Exchange

Please do not hesitate to contact us, if you require further information or have any queries.

Yours faithfully
EVERGREEN FORESTS LIMITED

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL


SEC MAIL
PROCESSING
RECEIVED
JUL 11 2003
WASH., D.C.
155
SECTION

Gregory K. Parker
Treasurer & Company Secretary
E-mail gkp@evergreen.co.nz

CC: Paul Martin
Bankers Trust Company

Scott Ziegler
Ziegler, Ziegler & Altman

Ref: S80.01/Ltr to SEC 03-02-28

Level 15, Quay Tower, 29 Customs Street West,


EVERGREEN
FORESTS
LIMITED

1 April 2003

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

RE: ISSUE OF SHARES BY EVERGREEN FORESTS LIMITED

Pursuant to Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the issue of ordinary shares in Evergreen Forests Limited:

Class of security:	Ordinary Shares
ISIN number:	NZEVFE000152
Number of securities issued:	1,000,001 ordinary shares, credited as fully paid
Nominal value:	n/a
Issue Price:	$0.55
Payment Method:	Issued on conversion of convertible notes – payment not in cash.
Amount Paid Up:	n/a
Percentage of total class issued:	0.66% (total class of ordinary shares issued being 150,629,073)
Reason for issue:	Pursuant to an instruction from convertible note holders in Evergreen Forests to convert 418,218 convertible notes into ordinary shares.
Authority for the issue:	Issued pursuant to clause 4.2(f) of the constitution of the company, and pursuant to Section 6 of the convertible note trust deed between Evergreen Forests Limited, Evergreen Forests Marketing Limited and Perpetual Trust Limited.

Total number of fully paid ordinary shares in existence after issue:	151,629,074
Special Terms:	Nil
Date of issue:	4 March 2003

The company holds 311,607 ordinary shares as treasury stock.

If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer

1 April 2003

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

RE: NOTICE UPON CONVERSION

Pursuant to Rule 7.12.9 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the conversion of convertible notes into ordinary shares in Evergreen Forests Limited:

Number of securities converted:	418,218 Convertible Notes
Number of ordinary shares issued on conversion:	1,000,001 fully paid Ordinary Shares
Details of any interest/dividend conditions attached to the securities converted and allotted upon conversion	The converted securities will rank equally in all respects with ordinary shares already on issue
Number of securities remaining to be converted	19,225,715

If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer


EVERGREEN
FORESTS
LIMITED

Market Release - 30 April 2003

EVERGREEN ADVISES REDUCTION IN YEAR END FOREST VALUE

Evergreen Forests Limited announced today that its independent forest valuer, Jaakko Poyry Consulting (Asia-Pacific) Limited, had given a preliminary indication that the company's forest value for the year-end 30 June 2003 would be in the range of $141m to $149m. The independent forest value at 30 June 2002 was $162.4m.

Evergreen's CEO, Mr Mark Bogle, said that operating performance for this financial year would not be affected by a writedown in the forest asset value. He confirmed that, although the company had moderated its harvest volumes in the current six month period, Evergreen was still expecting an operating result similar to last year ($6.9m), before non-cash adjustments.

While the reduction in the company's forest value was disappointing, Mr Bogle said it reflected three current unfavourable trends for exporters: low log prices, high shipping costs and a higher NZ dollar. He also noted that the company, in its interim report for the period ended 31 December 2002, had foreshadowed a value reduction if these trends continued.

Mr Bogle said that the company was reviewing its production plans and that, to preserve shareholder value, harvest levels may be further reduced until margins improved. He said that Evergreen's ability to vary its production in response to market conditions is a feature of its focus on forest asset ownership, removing any pressure to maintain harvest levels to supply company-owned manufacturing facilities.

Evergreen is a public company listed on the New Zealand Stock Exchange. The company owns or has cutting rights over 21,000 stocked hectares (52,000 acres) planted in fast-growing radiata pine. Its forest properties are principally located in Northland, South Auckland, the East Coast and the South Island.

For further information contact Mr Mark Bogle (09) 307 3240, email: msb@evergreen.co.nz

The company's web site is located at: www.evergreen.co.nz. For information on the New Zealand stockmarket and the company's share price on the NZSE, please go to: www.nzse.co.nz

NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	WILLIAM FALCONER
Date of Appointment:	1995
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary Shares
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	85,000 as beneficial owner

NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	DONALD CAMPBELL
Date of Appointment:	1999
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial Associated as Mr Campbell is the CEO of Guaranty Finance Management, LLC which serves as the manager of Hambrecht and Quist Guaranty Finance, LLC. Associated as President and Director of the Donald Miller Campbell Family Foundation
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary Shares
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	1,763,800 as beneficial owner 4,509,909 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 130,000 as associated interest pursuant to a Family Foundation


NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 1 0.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	PETER WILSON
Date of Appointment:	1993
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Options on Ordinary Shares
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	288,000 as beneficial owner

NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	JAMES MCLAY
Date of Appointment:	1995
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary Shares
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	8,000 as beneficial owner

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	DONALD CAMPBELL
Date of Last Disclosure by Director:	9/1/03
Date of Change:	6 March 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	**Beneficial**; **Non-Beneficial** Associated as Mr Campbell is the CEO of Guaranty Finance Management, LLC which serves as the manager of Hambrecht and Quist Guaranty Finance, LLC. Associated as President and Director of the Donald Miller Campbell Family Foundation
Class of Security to which Relevant Interest Relates:	Ordinary Shares
No. of Securities Held Prior to Change:	**Beneficial**: 1,763,800 as beneficial owner **Non-Beneficial**: 4,510,909 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 130,000 as associated interest pursuant to a Family Foundation
Number of Securities Acquired:	474,478 (pursuant to a conversion of convertible notes)
Number of Securities Disposed:	1,474,476
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial**: 1,763,800 as beneficial owner **Non-Beneficial**: 3,510,911 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 130,000 as associated interest pursuant to a Family Foundation
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	Nil for the acquisition as the shares were allotted following a conversion of convertible notes $825,706.56 for the sale of the ordinary shares
Nature of change:	1. Conversion of convertible notes 2. On market sale

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	DONALD CAMPBELL
Date of Last Disclosure by Director:	10 March 2003
Date of Change:	4 June 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	**Beneficial**; **Non-Beneficial** Associated as Mr Campbell is the CEO of Guaranty Finance Management, LLC which serves as the manager of Hambrecht and Quist Guaranty Finance, LLC. Associated as President and Director of the Donald Miller Campbell Family Foundation
Class of Security to which Relevant Interest Relates:	Convertible Notes
No. of Securities Held Prior to Change:	**Beneficial:** 611,818 **Non-Beneficial:** 5,362,263 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 237,176 as associated interest pursuant to a Family Foundation
Number of Securities Acquired:	5,000
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 611,818 **Non-Beneficial:** 5,163,828 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 242,176 as associated interest pursuant to a Family Foundation
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	$6,500.00
Nature of change:	On Market Purchase

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	DONALD CAMPBELL
Date of Last Disclosure by Director:	6 June 2003
Date of Change:	13 June 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	**Beneficial**; **Non-Beneficial** Associated as Mr Campbell is the CEO of Guaranty Finance Management, LLC which serves as the manager of Hambrecht and Quist Guaranty Finance, LLC. Associated as President and Director of the Donald Miller Campbell Family Foundation
Class of Security to which Relevant Interest Relates:	Convertible Notes
No. of Securities Held Prior to Change:	**Beneficial:** 611,818 **Non-Beneficial:** 5,163,828 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 242,176 as associated interest pursuant to a Family Foundation
Number of Securities Acquired:	4,300
Number of Securities Disposed:	0
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 616,118 **Non-Beneficial:** 5,163,828 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 242,176 as associated interest pursuant to a Family Foundation
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	$5,590.00
Nature of change:	On Market Purchase

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	DONALD CAMPBELL
Date of Last Disclosure by Director:	18 June 2003
Date of Change:	30 June 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	**Beneficial**; **Non-Beneficial** Associated as Mr Campbell is the CEO of Guaranty Finance Management, LLC which serves as the manager of Hambrecht and Quist Guaranty Finance, LLC. Associated as President and Director of the Donald Miller Campbell Family Foundation
Class of Security to which Relevant Interest Relates:	Convertible Notes
No. of Securities Held Prior to Change:	**Beneficial:** 616,118 **Non-Beneficial:** 5,163,828 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 242,176 as associated interest pursuant to a Family Foundation
Number of Securities Acquired:	5,200
Number of Securities Disposed:	0
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 621,318 **Non-Beneficial:** 5,163,828 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 242,176 as associated interest pursuant to a Family Foundation
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	$6,760.00
Nature of change:	On Market Purchase

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	DONALD CAMPBELL
Date of Last Disclosure by Director:	30 June 2003
Date of Change:	1 July 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	**Beneficial**; **Non-Beneficial** Associated as Mr Campbell is the CEO of Guaranty Finance Management, LLC which serves as the manager of Hambrecht and Quist Guaranty Finance, LLC. Associated as President and Director of the Donald Miller Campbell Family Foundation
Class of Security to which Relevant Interest Relates:	Convertible Notes
No. of Securities Held Prior to Change:	**Beneficial**: 621,318 **Non-Beneficial:** 5,163,828 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 242,176 as associated interest pursuant to a Family Foundation
Number of Securities Acquired:	4,800
Number of Securities Disposed:	0
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial**: 626,118 **Non-Beneficial:** 5,163,828 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 242,176 as associated interest pursuant to a Family Foundation
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	$6,048.00
Nature of change:	On Market Purchase